Exhibit 99.1
Yingli Green Energy Signs New Sales Contracts with
IBC Solar AG for Supply of 91 MW of PV Modules
BAODING, China — December 5, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it has entered into two sales contracts with IBC Solar AG (“IBC Solar”), one of the leading specialists in PV systems worldwide, to supply a total of 91 MW of PV modules to IBC Solar.
Under the terms of these contracts, Yingli Green Energy is expected to supply 91 MW of PV modules to IBC Solar from December 2008 to December 2009. Supplies under these contracts are agreed to be made at fixed prices for December 2008 and for the period from January through October 2009, which will be adjusted by mutual agreement if the market price falls below the fixed prices.
“The performance, reliability and quality of Yingli’s PV modules, their excellent customer service and their brand recognition among our customers form the foundation of our business relationship,” commented Mr. Udo Moehrstedt, president and founder of IBC Solar. “We are currently working on a range of significant projects with a broad range of customers. We believe our business cooperation with Yingli will help us expand our business in the future. ”
“We are very pleased to announce these significant new contracts, which we believe provide more visibility for our sales in 2009,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “The majority of our customers are companies with an established track record of successful operations, just like IBC Solar. We expect that these new contracts will further strengthen our leading position in the German market and provide a solid foundation for our continued success there in the coming year. In addition, we believe our competitive PV module pricing and reliable product quality, which are supported by our vertically integrated business model and one of the lowest non-polysilicon manufacturing cost structures in the industry, will further enhance customer loyalty and extend our market share in this competitive environment.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
About IBC SOLAR
Since it was established in 1982, IBC Solar has been exclusively active in the photovoltaics sector. The IBC Solar group with several subsidiaries in Europe, Asia and USA currently supplies the global market with high-performance systems of every magnitude, from single-family home roofs, to large-scale solar projects. To date more than 350 megawatts (MWp) of photovoltaic power have been delivered in more than 50,000 solar power systems around the world. For more information, please visit www.ibc-solar.com..
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Chen Yuan Yuan
Christensen
Tel: +852-2232-3926
Email: ychen@ChristensenIR.com
IBC SOLAR AG
Katja Letsch
Am Hochgericht 10
96231 Bad Staffelstein
Tel.: 09573 / 9224-730
Fax 09573 / 9224-709
Katja.Letsch@ibc-solar.de

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